1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 27, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 14.21% EQUITY INTEREST IN HUA JU ENERGY

On 24 July 2009, the Company and Shandong Chuangye entered into the Acquisition Agreement, pursuant to which, Shandong Chuangye agrees to sell and the Company agrees to purchase the 14.21% equity interest held by Shandong Chuangye in Hua Ju Energy.

Hua Ju Energy is a subsidiary of the Company (the Company acquired 74% equity interest in Hua Ju Energy from the Controlling Shareholder on 24 October 2008, and subsequent to the approval by the general meeting of the Company held on 23 December 2008, the procedures for the transfer of the equity interest were completed on 18 February 2009). Shandong Chuangye is a substantial shareholder of Hua Ju Energy, holding 14.21% equity interest and is hence a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company and as each size test exceeds 0.1% but is less than 2.5%, the Acquisition is subject to the reporting and announcement requirement but is exempted from independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Pursuant to Rules 14A.25 and 14A.26 of the Hong Kong Listing Rules, the Company has aggregated the Acquisition with the transaction of acquiring 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder on 24 October 2008 (which was approved by the independent shareholders of the Company in accordance with the relevant requirements of the Hong Kong Listing Rules as one of the size tests exceeds 2.5%). Upon aggregation, the relevant size tests exceed 2.5% but are less than 25%, and as the acquisition of 74% equity interest in Hua Ju Energy from the Controlling Shareholder was approved by the independent shareholders, the Acquisition and transactions contemplated thereunder do not require the approval of the independent shareholders of the Company.

BACKGROUND

The Directors hereby announce that on 24 July 2009, the Company and Shandong Chuangye entered into the Acquisition Agreement, pursuant to which, Shandong Chuangye agrees to sell and the Company agrees to purchase the 14.21% equity interest held by Shandong Chuangye in Hua Ju Energy.

THE ACQUISITION AGREEMENT

Date of the Acquisition Agreement

24 July 2009

Parties

(i) Shandong Chuangye as transferor; and

(ii) The Company as transferee.

Interest to be transferred

14.21% equity interest in Hua Ju Energy

Consideration

RMB116.30 million

Determination of the Consideration

The Consideration is determined based on arm’s length negotiations between the Company and Shandong Chuangye, with reference to the acquisition of the 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder on 24 October 2008 and the valuation report of the net asset value of Hua Ju Energy as at 30 June 2008 issued by Jones Lang LaSalle Sallmanns Limited dated 10 October 2008 (the “Valuation Report”), which was prepared on the basis of market approach-guideline company method, after making certain adjustments.

The Directors consider that the Valuation Report does have its reference value as it formed the basis of the Company’s acquisition of the 74% equity interest in Hua Ju Energy from the Controlling Shareholder on 24 October 2008. As Hua Ju Energy is the subsidiary of the Company, the parties agree that the consideration could be negotiated with reference to the Valuation Report and that a new valuation of Hua Ju Energy is not necessary.

According to the Valuation Report, the net asset value of Hua Ju Energy as at 30 June 2008 was approximately RMB857.00 million, thus 14.21% of the net asset value was approximately RMB121.78 million. The Company and Shandong Chuangye, through arm’s length negotiations, have initially agreed the consideration at RMB113.95million. In addition, a total sum of RMB2.35 million equivalent to RMB0.0573 per share is payable by the Company to Shandong Chuangye as cost of funds during the period from 19 February 2009 (first day after the completion date of the Company’s acquisition of 74% equity interest of Hua Ju Energy from the Controlling Shareholder) to 24 July 2009 (date of the Acquisition Agreement) at the bank lending rate of commercial banks in China at the rate 4.86% for six months on a weighted average basis during the same period. Accordingly, the Consideration for the Acquisition is RMB116.30 million, representing approximately 4.5% discount to the net asset value of 14.21% of the equity interest in Hua Ju Energy as set out in the Valuation Report.

The Directors are of the view that the Consideration of RMB116.30 million is determined based on arm’s length negotiations taking into relevant adjustments and is fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

The Company intends to finance the Consideration by internal resources.

Completion

(A) Effective Date of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition Agreement shall become effective upon the fulfillment of the following conditions:

(a)	the proper execution under corporate seal of the Acquisition Agreement by the legal representatives or authorized persons of the parties; and

(b)	the Consideration is approved by the relevant government authorities in charge of investment and management of State-owned assets.

(B) Transfer Date and payment of the Consideration

Pursuant to the Acquisition Agreement, after the Effective Date, the parties shall proceed to complete the sale and purchase of the 14.21% equity interest in Hua Ju Energy as follows:

(a)	within 7 working days from the Effective Date, Shandong Chuangye shall assist the Company to complete the procedures for the transfer and registration of the relevant shares of Hua Ju Energy; and

(b)	within 10 working days from the Effective Date, the Company shall remit the Consideration in one lump sum to the bank account designated by Shandong Chuangye.

INFORMATION ON HUA JU ENERGY

Hua Ju Energy is a joint stock limited company established in Zoucheng, Shandong Province in May 2002, which is primarily engaged in the operation of coal-fired electricity generation with coal slurry and coal gangue and sale of electricity through the power grid, and the integrated utilization of residual heat produced. Upon approval by the Shareholders at the general meeting held on 23 December 2008, the Company acquired 74% of equity interest in Hua Ju Energy from the Controlling Shareholder for RMB593.2 million, and completed the procedures for the transfer of equity interest on 18 February 2009.

According to the unaudited financial indicators calculated in accordance with the PRC accounting principles, the total assets, total liabilities and net assets of Hua Ju Energy as at 31 December 2008 were RMB848.46 million, RMB272.09 million and RMB576.37 million respectively while the operating revenue for 2008 were RMB663.54 million. The profits before taxation and extraordinary items of Hua Ju Energy for the two years ended 31 December 2008 were RMB87.37 million and RMB72.59 million respectively while the net profits after taxation and extraordinary items of Hua Ju Energy for the two years ended 31 December 2008 were RMB59.52 million and RMB48.39 million respectively.

Shandong Chuanye was one of the promoters of Hua Ju Energy and contributed RMB41.02 million by cash at the time of establishment. As at 24 July 2009, the registered capital of Hua Ju Energy is RMB288.59 million (or equivalent to approximately HK$327.38 million), and its shareholding structure is set out below:

Shareholder	No. of shares held	Percentage of shareholding
The Company	213,569,774	74.00%
Shandong Chuangye	41,020,000	14.21%
Jining Shengdi Investment Management Limited	19,900,000	6.90%
Shandong Honghe Mining Group Limited	14,000,000	4.86%
Wu Zenghua	100,000	0.03%
Total	288,589,774	100.00%

Please refer to the Company’s announcement dated 24 October 2008, the circular dated 7 November 2008 and the announcement dated 23 December 2008 in relation to resolutions passed at the general meeting of the Company, for detailed information about Hua Ju Energy and details for the acquisition of 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors (including the independent non-executive Directors) believe that the increase of shareholding in Hua Ju Energy through the acquisition of the 14.21% equity interest held by Shandong Chuangye in Hua Ju Energy will expedite our enterprise and business structural adjustment, optimize resources allocation, improve the Group’s management control system and enhance overall economic efficiency, and is in line with the requirement of the Company’s development strategy. The terms of the Acquisition Agreement and the Consideration are fair and reasonable insofar as the Company and the Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

This transaction will not have any material impact on the financial condition and operation results of the Company.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Hua Ju Energy is a subsidiary of the Company (the Company acquired 74% equity interest in Hua Ju Energy from the Controlling Shareholder on 24 October 2008, and subsequent to the approval by the general meeting of the Company held on 23 December 2008, the procedures for the transfer of the equity interest was completed on 18 February 2009). Shandong Chuangye is a substantial shareholder of Hua Ju Energy, holding 14.21% equity interest and is hence a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company and as each size test exceeds 0.1% but is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements but is exempted from independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Pursuant to Rules 14A.25 and 14A.26 of the Hong Kong Listing Rules, the Company has aggregated the Acquisition with the transaction of acquiring 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder on 24 October 2008 (which was approved by the independent shareholders of the Company in accordance with the relevant requirements of the Hong Kong Listing Rules as one of the size tests exceeds 2.5%). Upon aggregation, the relevant size tests exceed 2.5% but are less than 25%, and as the acquisition of 74% equity interest in Hua Ju Energy from the Controlling Shareholder was approved by the independent shareholders, the Acquisition and transactions contemplated thereunder do not require the approval of the independent shareholders of the Company.

INFORMATION ON THE COMPANY AND SHANDONG CHUANGYE

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The main business of Shandong Chuangye is investment in new and high technology projects, government bonds and equity funds.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 14.21% equity interest in Hua Ju Energy by the Company from Shandong Chuangye pursuant to the Acquisition Agreement;

“Acquisition Agreement”	the agreement dated 24 July 2009 entered into between the Company and Shandong Chuangye for the Acquisition;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Consideration”	the consideration for the Acquisition;

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Directors”	the directors of the Company;

“Effective Date”	the date the Acquisition Agreement shall become effective;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Hua Ju Energy”	, Shandong Hua Ju Energy Company Limited, a subsidiary of the Company;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong Chuangye”	Shandong Chuangye Investment and Development Limited, a limited liability company established in the PRC in August 2000. The registered capital of Shandong Chuangye is RMB106 million and its main business is investment in new and high technology projects, government bonds and equity funds; and

“Shareholders”	the shareholders of the Company.

Note: Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of HK$1.00 to RMB0.8815. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24th July 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310